Exhibit 99.3

Red White & Bloom Provides Corporate Update

-Platinum branded products continue to see increased demand with a Platinum Michigan record for the short month of February

-High Times® product launch in Michigan accelerating with over 50 dispensaries to carry High Times branded product on full launch

-Company continues to make progress on closing of acquisitions in Michigan, Illinois and Florida

-Once closed, current pending acqusitions1will see RWB operating in, or have brands available in, 6 of the top 10 states in the US measured by cannabis revenue with sales in 2020 exceeding $8.8B.2

-CBD hemp cigarettes launched in 1000 store roll out in Florida under the Mid-American brand; which positions the Company to compete in step with the $800 billion tobacco industry3

TORONTO, Ontario March 31, 2021 -- Red White & Bloom Brands Inc. (http://www.redwhitebloom.com/, (CSE: RWB) (OTC: RWBYF) (“RWB” or the “Company”), is pleased to provide the following corporate update.

Brad Rogers, CEO of RWB stated, “It is hard to believe that we are just finishing out Q1 2021. So much has changed both at RWB and in the markets that we focus on. We have seen a change in the US administration and have heard very encouraging statements about the intent of this administration to finally end the prohibition of cannabis in the US, as well as the much-needed support to those communities that have disproportionately suffered from the war on drugs. To that end, we at RWB are making investments to play our part in each jurisdiction that we will operate in as we embark on a significant expansion and transformation of our Company. In just a short few months we have closed on our acquisition of Platinum Vape, executed definitive agreements to enter the Illinois and Florida cannabis markets through acquisition and entered into partnerships to expand into Arizona and offer delivery to over 90% of Californians of our award winning Platinum line of products. There is no doubt that 2021 is quickly becoming the year of change for RWB, and we are committed to delivering a year of growth, operational excellence, and success for all stakeholders”

Platinum

Platinum (“Platinum Vape” or “PV”) continues to see record weeks for sales of PV branded products. This past February was a record month for PV branded product sales in Michigan, with sales of approximately US$6.5 million in just Michigan. With the MRA reporting (https://lfpress.com/cannabis-news/michigan-cannabis-sales-grow-by-160-per-cent-year-over-year-for-month-of-february) total Vape sales in both the Medical and Adult Use markets in Michigan of approximately US$23.5M for February, this represents an almost 28% market share in the category.

In California, PV continues to expand its product line with the continued expansion of its edible chocolate and gummy portfolio. In addition, the recently announced partnership with Budee (owned by Stem Holdings) has vastly expand availability of Platinum’s premium cannabis products in California, as demand for home delivery of cannabis products continues to accelerate. Budee employs over 350 delivery drivers servicing customers from four distribution hubs strategically located in California, allowing for the fastest same-day turnaround in the industry. Budee is providing access to PV products via home delivery to 92% of California’s population through e-commerce store: https://budee.org/brands/platinum-vape

High Times®

The High Times branded product launch has now seen multiple successful drops of curated flower in Michigan over the last three months. Once fully launched, the collection of products will feature over 30 High Times® SKUs. In addition to multiple strains of packaged flower already released, the line will bring pre-rolls, vapes and edibles in a number of varieties. To start, over 50 dispensaries in Michigan are expected to carry the High Times product line representing approximately 20% of the market. Michigan has recently reported (https://lfpress.com/cannabis-news/michigan-cannabis-sales-grow-by-160-per-cent-year-over-year-for-month-of-february) to have seen sales top US$105 million in February 2021, a 160% year-over-year increase.

High Times is also gearing up for the Michigan Cannabis Cup and has been featured in multiple stories and on air, most recently on FOX 2 Detroit (1)and WXYZ/TV-20). (2) The Cannabis Cup is bringing additional exposure to both High Times and RWB, which has exclusive licensing rights to brand dispensaries as well as to manufacture and sell cannabis products for High Times throughout Michigan. The Company has sublicensed those rights to PharmaCo, an existing licensed operator in Michigan, to expedite the launch and availability of products.

Illinois

The Company announced (https://ir.redwhitebloom.com/news-events/press-releases/detail/65/red-white-bloom-to-acquire-illinois-thc-cultivation) that it had entered into a definitive agreement to purchase medically and recreationally-approved cannabis cultivation center licenses in the State of Illinois, a 23,572 SF active cultivation and manufacturing operation, the associated inventory, and the real estate assets including 2 acres of land. Pre-planning for the first stage of expansion of the existing operations upon closing are near complete and the Company previously announced that it has secured the necessary financing commitments (https://ir.redwhitebloom.com/news-events/press-releases/detail/71/red-white-bloom-arranges-approximately-us13-5-million-to) to close the transaction. The Company is awaiting regulatory approvals to close.

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(1)https://url2.mailanyone.net/v1/?m=1lOn9P-000gxy-68&i=57e1b682&c=2FAGCB9xdIDCY4oSW-cDdlfLCrAx8mXFd3GvlRpI4e_djBlLtI7ImKLK3UcZT9iuYqD7McynFU8eT7JfBZInKAE1ndKKCRKzbElBTsEwYhUzOMdTQjImRzJfIoQLNAh9GRDJofK4K39MRVGZruMrDy8jOQHzev_uLY3GAyGit8JS77Flx-3vDqKAGqXyO9VjoQ64pHfnwK6dGbzfqMYqXYQhZXotxLW5pA3dFkV2stt4Hn76tbMyToE5e-_r-GjII8j0cZsnpneabPtk5Kpaqh7PJDsLXYppsL-zUyHhSwNR9wMsbASkRKNGkeUVR5ks7-ytObDF_f1upMfHW8pKBgR4I-GKQjPG0q1Ofv8KT6k

(2)https://url2.mailanyone.net/v1/?m=1lOn9P-000gxy-68&i=57e1b682&c=xTkCNA6Wuv8LhLooVUR2Bpnmx_nrat7J3ErSH1CAshB4eiGkTZntJ1vSyV70EkgYrjkM1gyCJxaaGBENZH0Q1rkr9cvb2OMCuKysl_KTUatkSsOwYMlFJzouovg3NTkrm2AmJYN84MWhSWfpS1ZCst8pU993nVCLqHXXQAKNN7kuFM2wFFbl6-HB1YT3TnBBY2Z16ZL340a98jBch7jYW9Mlm7VxDrSS5TSEFsNMzH2scm1WLy4sPCy31Hu_MJXOrgL8NNO_Etyu6sUOsOceJe-A2RBmWTKPEe2gFBoj-cChVA4MoGGmUc7O2Sv46Hk2hZITRxQAELlogh7-HLJfSVoTsdysnsy0dhXm6izdT-s

Florida

The Company continues to make progress on closing its previously announced(https://ir.redwhitebloom.com/news-events/press-releases/detail/73/red-white-bloom-acquires-florida-operations-from-acreage), definitive agreement to acquire Acreage Florida, which is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the State of Florida. The deal also includes the sale of property in Sanderson, Florida that includes over 15 acres of land, a 113,546 SF facility for cultivation and a 4,360 SF freestanding administrative office building. In addition, Acreage Florida has 8 leased stores in prime locations throughout the State. Florida has one of the most robust medical markets in the US with cannabis revenue of over US$1.2 billion in 20202.It is considered a Limited License State with 22 licensed operators, of which only 16 are selling product in the state.  Further to the Company’s previous press release and subject to regulatory approval, this transaction is anticipated to close in Q2 2021.

Michigan

The Company has begun the process of restructuring certain aspects of its previously announced put/call agreement to acquire PharmaCo, its investee in Michigan. Under the revised agreements, the consideration will remain unchanged, however, the Company will complete the transaction through an asset acquisition to allow for RWB to separate the significant real estate holdings from the operating assets. In addition, a wholly owned subsidiary of RWB will become the licensed entity that operates these assets (versus the previously contemplated assumption of existing licenses in the state through a share purchase of the investee). It is anticipated that the restructuring documentation will be complete in the coming days and additional details will be provided at that time.

Mid-American CBD Division

The Company has launched Mid-American 20-count CBD hemp cigarettes, the Company’s line of premium, indoor-grown, and terpene-rich smokable products. The Mid-American CBD brand includes a full lineup of premium smokable flower hemp cigarettes in the following flavors: Original, Menthol, Grape and Cherry.

The hemp cigarette line is anchored by a 20-pack of premium hemp cigarettes with less than 0.3%-THC, a class-leading 75mgs of CBD per stick and 1,500mgs of CBD per pack with zero nicotine, made with 100% pure hemp. Mid-American proudly uses hemp grown from their Granville, Illinois CBD greenhouse; the indoor difference smokers can appreciate.

Customers can currently purchase the products in over 400 locations of the initial 1000 planned for Florida, with the rollout of additional stores and flavors expected to continue throughout the United States during 2021.The Mid-American CBD Premium Hemp Rolls product can now be purchased through various AATAC members operating Chevron, Shell, Sunoco, Mobile, BP, Texaco, Citgo, Marathon, 76, Kwik Stop and a host of other franchise retail locations across Orlando, Tampa and Central Florida. The Company’s Mid-American CBD line, is produced and sold in compliance with the U.S. 2018 Farm Bill and the U.S. Agricultural Act of 2014.

Debt Settlement and RSU issuance

The Company also announces that it has entered into a debt settlement subscription agreement (the “Debt Settlement Agreement”) with an arm’s length creditor (the “Creditor”) to settle outstanding indebtedness of CDN $342,000 incurred pursuant to advances made by the Creditor to the Company, in consideration for the issuance of 237,500 common shares (“Common Shares”) issued at a deemed price of $1.44 per Common Share (the “Debt Settlement”).

The Company also reports that it has issued 174,500 restricted shares units of the Company (“RSUs”) under the Company’s shareholder approved restricted share unit plan (the “RSU Plan”) to two consultants as an incentive for the consultants to drive the growth of the Company. The RSUs will vest immediately and shall entitle the holder to acquire one Common Share of the Company underlying each such RSU by delivering a notice of acquisition to the Company in accordance with the RSU Plan. In accordance with the RSU Plan, the RSUs were priced at $1.44 based on the closing price of the Common Shares on the Canadian Securities Exchange on March 26, 2021.

All securities issued in connection with the Debt Settlement and RSUs will be subject to a four-month-and-one-day statutory hold period in accordance with applicable securities laws.

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1 Based on previously announced definitive agreements to acquire operating cannabis assets in Illinois and Florida and the launch of Platinum Vape in Arizona. States with Brands: Michigan, Oklahoma, Arizona. States operating including pending acquisitions: California, Illinois & Florida

2 Source: Leafly (https://leafly-cms-production.imgix.net/wp-content/uploads/2021/02/13180206/Leafly-JobsReport-2021-v14.pdf)

3 https://www.grandviewresearch.com/industry-analysis/tobacco-market

About the Asian American Trade Associations Council

The Asian American Trade Associations Council (AATAC), is a national association comprised of smaller buying groups, regional sub-chapters, and other trade organizations under one blanket that consist of over 50,000 members controlling over 80,000 locations or approximately 52% of the market across the U.S. and Puerto Rico. Currently, there are approximately a little over 154,000 C-stores in the country.  AATAC’s members operate many franchises which include Chevron, Sunoco, 7-11, Circle K, BP, Citgo, Mobil, Texaco, Shell, Exxon, Kwik Stop and many more branded stores.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Florida, Illinois, California, Michigan, Oklahoma and Arizona with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business, the PharmaCo acquisition, Florida acquisition, Illinois acquisition and previously announced financing commitments.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.